SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*


                         PPT Vision, Inc.
                        (Name of Issuer)


                  Common Stock, $.10 Par Value
                 (Title of Class of Securities)

                           693519 10 0
                         (CUSIP Number)

P. R. Peterson, 6111 Blue Circle Drive, Minnetonka, MN 55343,
                         (612) 930-1011
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          June 16, 2000
             (Date of Event which Requires Filing
                      of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box G .


Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693519100

1.   Name(s) of reporting persons.
     ESI Investment Co.  41-1310628

2.   Check the appropriate box if a member of a group
     (a) X  (b)

3.   SEC use only

4.   Source of funds  PF; WC

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). Not Applicable

6.   Citizenship or place of organization.  Minnesota

Number of shares beneficially owned by each reporting person with:

7.   Sole voting power.  549,084

8.   Shared voting power.

9.   Sole dispositive power.  549,084

10.  Shared dispositive power.

11.  Aggregate amount beneficially owned by each reporting person.

     549,084

12.  Check if the aggregate amount in Row (11) excludes certain shares.

     Not Applicable

13.  Percent of class represented by amount in Row (11).

     10.4 percent

14.  Type of reporting person.  CO


CUSIP NO. 693519100

1.   Name(s) of reporting persons.  P. R. Peterson  ###-##-####

2.   Check the appropriate box if a member of a group    (a) X (b)

3.   SEC use only

4.   Source of funds  PF

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). Not Applicable

6.   Citizenship or place of organization.  Minnesota

Number of shares beneficially owned by each reporting person with:

7.   Sole voting power.  731,573

8.   Shared voting power.  549,084

9.   Sole dispositive power.  731,573

10.  Shared dispositive power.  549,084

11.  Aggregate amount beneficially owned by each reporting person.

     1,280,657

12.  Check if the aggregate amount in Row (11) excludes certain shares.

     Not Applicable

13.  Percent of class represented by amount in Row (11).

     23.4 percent

14.  Type of reporting person.  IN


  The following items of Schedule 13D dated July 21, 1987, as amended, of Peter R. Peterson, a resident of the State of Minnesota, and ESI Investment Co., a Minnesota corporation ("ESI"), relating to the Common Stock of PPT Vision, Inc. ("PPT Vision" or the "Company") are hereby amended as follows:

Item 3.   Source and Amount and Funds or Other Compensation

  On June 16, 2000, the P. R. Peterson Co. Keogh Plan (the
"Plan"), of which Peter R. Peterson is a Trustee, purchased
170,000 shares from the Company at $6.00 per share. The Plan's shares were acquired with available Plan funds.

Item 4.   Purchase of the Transaction

  The Plan acquired the shares for investment purposes.

Item 5.   Interest in Securities of the Issuer

  As of June 16, 2000, Mr. Peterson and ESI beneficially owned the following shares of common stock of the Company:

                        Aggregate Number
        Name           Beneficially Owned   Percentage of Class
 ESI Investment Co.         549,084                10.0%
 P. R. Peterson           1,280,657 (1)            23.4%

(1) Includes the 549,084 shares owned by ESI, 528,700 shares owned by the Plan, 202,873 shares held by P. R. Peterson and no exercisable stock options. Mr. Peterson has sole voting and dispositive control over the 202,873 shares owned by him directly and the 528,700 shares owned by the Plan. Mr. Peterson shares voting and dispositive power with respect to shares owned by ESI.

Item 7.   Material to be Filed as Exhibits

     Exhibit 1 - Joint Filing Agreement dated July10, 2000.
                                                Page 5 of 5 Pages


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                   ESI INVESTMENT CO.


Dated: July 10, 2000       /s/ P.R. Peterson
                           ------------------
                           By: P. R. Peterson


Dated:  July 10, 2000    /s/ P.R. Peterson
                         -----------------
                         P. R. Peterson


                            EXHIBIT 1

                     JOINT FILING AGREEMENT


     The undersigned, ESI Investment Co. and P.R. Peterson, hereby agree that, pursuant to 17 CFR 240.13d-1(k)1, this
Schedule 13D relating to securities of PPT Vision, Inc. shall be filed on behalf of each of them.



                                   ESI Investment Co.



Dated: July 10, 2000                /s/ P.R. Peterson
                                    ------------------
                                    By: P. R. Peterson


Dated:  July 10, 2000             /s/ P.R. Peterson
                                  --------------------
                                  P. R. Peterson


                                                        EXHIBIT 2
                        PPT Vision, Inc.

                                        dated as of June 16, 2000
Peter R. Peterson
ESI Investment Co.
6111 Blue Circle Drive
Minnetonka, MN  55343

Dear Mr. Peterson:

     This letter, dated as of June 16, 2000 will supercede the letter agreement between you and the Company dated as of September 27, 1999. By this letter agreement, you will confirm that under the Minnesota Control Share Acquisition Act, Minn. Stat. 302A.671 et seq., (the "Act") 59,402 shares that you hold were made in one or more "control share acquisitions," as that term is defined under the Act. These shares will have no voting rights, until such time as the Company's shareholders have approved voting rights, as provided in Minn. Stat. 302A.671.
You have requested that the Company cause a resolution to be put to the shareholders of the Company at the 2001 Annual Meeting of Shareholders which resolution, if approved, will authorize voting rights for these shares.

     Additionally, on June 16, 2000, you purchased 170,000 shares of common stock of the Company from the Company. These shares retain full voting rights because under Section 302A.011, subd. 38(e), the definition of "control share acquisition" excludes "an acquisition from the issuing public corporation." Similarly, any shares you acquire upon the exercise of options issued by the Company to you are not covered by the Act. However, any additional acquisitions of the Company's common stock from a person other than the Company will be subject to the provisions of the Act.


     If the foregoing correctly sets forth our understanding, please execute this letter in the lower left-hand side whereupon it will become a binding agreement.

                                   Sincerely yours,

                                   PPT VISION, INC.


                                   By: /s/ Richard Peterson
                                   ----------------------------
                                   Richard Peterson
                                   Its: Chief Financial Officer

Accepted and Agreed To:


/s/ P.R. Peterson
P.R. Peterson


P.R. PETERSON CO. KEOGH PLAN


/s/ P.R. Peterson
By: P.R. Peterson


ESI INVESTMENT CO.


/s/ P.R. Peterson
By: P. R. Peterson